Exhibit 2.4/A

February 9, 2020

To:

Mizrahi Tefahot Bank Ltd. (“Holder”)

Dear Holder,

RE: EXTENSION OF PREVIOUS WARRANTS

Itamar Medical Ltd. (hereinafter: the “Company”) currently intends to enter into an amendment to the framework agreement with Holder, under which the existing framework agreement shall be extended, and certain additional terms shall be amended.

In the framework of the negotiations, and in order to induce the Holder to extend the term of the existing framework agreement and to amend it, Company has agreed to extend the warrant period for all outstanding warrants granted to Holder, as set forth below.

In light of the above, we hereby confirm that, effective as of the date of this letter:

1.	The original Warrant issued to the Holder on May 14, 2017, is hereby extended until November 30, 2023 (clause 3.1 to the Warrant Agreement will be amended accordingly).
2.	The original Warrant issued to the Holder on March 12, 2019, is hereby extended until November 30, 2023 (clause 3.1 to the Warrant Agreement will be amended accordingly).

All other terms and conditions of the abovementioned Warrants shall remain unchanged, in full force and effect.

Sincerely,

__________________

Itamar Medical Ltd.

By: ______________

Title:_____________

Date: February 9, 2020